Pennsylvania Avenue Funds
260 Water Street
Brooklyn, NY 11201-1290

May 13, 2010

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith O’Connell

Re: Pennsylvania Avenue Funds (the “Registrant”)
File Nos. 333-101384 and 811-21253
Request for Acceleration

Ladies and Gentlemen:

On behalf of the Registrant, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith for filing via the EDGAR system Post-Effective Amendment No. 10 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A. The Registrant is filing this Amendment for the purposes of updating certain financial and other information and of revising its prospectus and statement of additional information to comply with the recent revisions to Form N-1A, in particular the summary section requirements.

Pursuant to the requirements of Rule 461 under the 1933 Act, the undersigned officer of the Registrant respectfully requests that the effectiveness of the Amendment be accelerated to Friday, May 14, 2010, or as soon as practicable thereafter. (Please note that the Registrant serves as its own principal underwriter.) This acceleration request has previously been discussed with Keith O’Connell of the staff of the U.S. Securities and Exchange Commission.

Thank you for your prompt attention to the request for acceleration of the effective date of the Amendment. Please contact the undersigned at (347) 599-0786 or (202) 294-8887 if you have any questions or need further information.

Sincerely yours,

/s/Thomas Kirchner
Thomas Kirchner
President
Pennsylvania Avenue Funds